1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sheila Stout

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2
File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Company’s registration statement on Form N-2. In addition to the responses set forth below, the Company has attached to this letter marked copies of its financial statements for review by the Staff.

1.

In the financial statements, please explain the treatment of organization and offering expenses, discuss the 1% limitation on organization and offering expenses to be paid by the Company and explain why the full amounts of organization and offering expenses are reflected in the Statement of Changes in Net Assets.

Response: The Company has revised its financial statements to reflect $2,000 of organization and offering expenses, which is equal to 1% of the $200,000 of seed capital reflected in the financial statements.

Any reimbursements for organization and offering expenses paid by the Advisor on behalf of the Company are limited to 1% of total proceeds raised and are not due and payable to the Advisor to the extent they exceed that amount. To the extent that the Company is unable to raise sufficient capital such that the expenses paid by the Advisor on behalf of the Company are more than 1% of total proceeds at the end of this offering, the Advisor will forfeit the right to reimbursement of such costs that exceed 1% of total proceeds.

United Securities and Exchange Commission August 6, 2014 Page 2

Consistent with this response, the Company notes that Note 2 states:

For the period from September 30, 2013 (Inception) to May 31, 2014, the Company incurred organization costs of $32,942, which were paid on behalf of the Company by the Advisor. Currently, the amount of organization and offering costs exceeds 1% of total proceeds raised. Accordingly, the Company has recorded $2,000 of organizational expense on the accompanying statement of operations, which is payable to the Advisor.

2.	Please explain why organization costs are reflected in the May 31, 2014 balance sheet and the accounting treatment of such organizational costs.

Response: Consistent with this comment and discussions with the Staff, the Company has revised its financial statements such that the full amount of organization and offering expenses incurred by the Advisor on behalf of the Company are no longer reflected in the May 31, 2014 balance sheet.

The Company has also enhanced the discussion regarding the reimbursement of organization and offering costs in Note 2.

3.	Please explain the “Commitments and Contingencies” line item in the May 31, 2014 balance sheet and explain why the organization and offering expenses are not reflected in this line item.

Response: The Company has not recorded the full amounts of organization and offering expenses on the “Commitments and Contingencies” line item because any reimbursements for organization and offering expenses paid by the Advisor on behalf of the Company are limited to 1% of total proceeds raised and are not due and payable to the Advisor to the extent they exceed that amount. As the Company had only raised $200,000 as of the date of the financial statements, the Company is only currently responsible for $2,000 of organization and offering costs.

Parenthetically, the Company has noted the full amount of organization and offering expenses paid by the Advisor on behalf of the Company (less the $2,000 discussed above) and provided an explanation in Note 2 that these costs may be reimbursed to the Advisor in the future depending on the amount of total proceeds raised.

4.	Please explain how the Company will reflect the ongoing payment of organization and offering expenses up to the 1% limit in future financial statements.

Response: The Company will disclose in the footnotes to its future financial statements the amount of any offering and organization costs funded by the Advisor or its affiliates and the amount of such costs, if any, reimbursed by the Company will be reflected in the financial statements themselves as such costs are reimbursed.

United Securities and Exchange Commission August 6, 2014 Page 3

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.